WILLIS GROUP HOLDINGS PUBLIC LIMITED COMPANY
c/o Willis North America, Inc.
One World Financial Center
200 Liberty Street
New York, NY  10281

October 22, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Jim B. Rosenberg

RE:	SEC Letter dated September 24, 2014
Willis Group Holdings Plc
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 27, 2014
File No. 001-16503

Dear Mr. Rosenberg:

On behalf of Willis Group Holdings Public Limited Company, an Irish company (the Company), please find the Company’s response to the Securities and Exchange Commission’s (the Commission) September 24, 2014 letter to John Greene, Group Chief Financial Officer in reference to the above Annual Report.  For references purposes, the Staff’s comments are reproduced below with the Company’s responses immediately following.

 General

1.
Comment:  In your letter to us dated August 17, 2011, you discussed contacts with Sudan and Syria. As you are aware, Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. You do not provide disclosure about these countries in the Form 10-K. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan and Syria since your 2011 letter, whether through subsidiaries, affiliates, clients or other direct or indirect arrangements. For instance we note from page, 12 that you own 30% of Gras Savoye and 49% of Al-Futtaim Willis Co. LLC. Gras Savoye’s website lists an office in Sudan, and a 2012 news article reports that Al-Futtaim Group operates in Syria. You should describe any products or services provided to or with respect to Sudan and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

Response:

Summary

As discussed more fully below, the Company continues to adhere to its policy of not accepting governmental and non-governmental Sudanese-owned clients and currently does business with no such clients. Similarly, the Company does not maintain an office or other physical presence in Sudan or Syria and the Company has no current plan to abandon either of these policies. In addition, as described to the Commission in 2011, the Company’s non-US subsidiaries continue to provide services to clients who may have insurable interests in these countries.  All such business is conducted in accordance with applicable law. These activities are not quantitatively material to the financial statements of the Company and its subsidiaries and we do not believe that these activities are likely to be viewed by investors as qualitatively material.

Al-Futtaim Willis has no Sudanese or Syrian clients and does not maintain an office or physical presence in either of these countries. Like the Company, Al-Futtaim Willis may provide services to non-Sudanese or non-Syrian clients who may have insurable interests in these countries. All such business is conducted in accordance with applicable law. The Company neither owns nor controls Gras Savoye and is not aware of the extent of any business it may have in connection with these countries. None of these activities, however, are quantitatively material to the financial statements of the Company and its subsidiaries and we do not believe that these activities are likely to be viewed by investors as qualitatively material.

Company Overview

As disclosed in the Company’s periodic filings with the Commission, the Company is a leading global insurance broker and provides, through its subsidiaries around the world, insurance brokerage, reinsurance and risk management consulting services to clients located worldwide.  The Company and its subsidiaries have approximately 18,000 employees around the world operating in approximately 120 countries.  In 2013, the Company and its subsidiaries’ revenues were just over $3.6 billion with assets valued at $14.8 billion.  For the six months ended June 30, 2014, the Company’s revenues were $2.0 billion.

The Company’s clients include major multinational and middle-market companies in a variety of industries, as well as public institutions and individual clients.  These clients are engaged in a broad spectrum of commerce, industry and other sectors including, but not limited to, construction, energy, marine and aviation services, financial services, NGOs (non-governmental organizations) and charitable and sectors, as well as manufacturing and retail.  In its capacity as an advisor and broker, the Company acts as an intermediary between its clients and the insurance and reinsurance carriers by advising its clients on their risk management requirements, helping its clients determine the best means of managing risk, and negotiating and placing insurance risks with insurance or reinsurance carriers through its global distribution network.  The types of insurance the Company and its subsidiaries provide advice on and place on behalf of its clients is likewise broad and includes, but is not limited to: property and casualty insurance, employee benefits insurance, aviation hull and liability policies, financial insurance coverages (such as directors and officers liability insurance, and professional indemnity, credit, crime, bankers bond and political risk insurance), marine coverage including hull, liability and cargo, and personal lines insurance and risk-related policies such as special contingency risk, personal accident and product liability coverage, and many more.

Sudan

Termination of direct business with Sudan

As the Commission is aware, the Company explained in a series of letters between March and July 2007 and in August 2011 that it did not, and would not, maintain an office or other physical presence in Sudan and that it would voluntarily cease doing business with governmental and non-governmental Sudanese-owned businesses.  As described above, the Company continues to adhere to its policy of not accepting governmental and non-governmental Sudanese-owned clients and currently does business with no such clients, nor does the Company maintain an office or other physical presence in Sudan.  The Company has no current plan to abandon either of these policies.

Indirect business with Sudan

The Company explained in its 2011 letter that many of its non-US clients include major non-Sudanese multinational and middle-market companies in a variety of industries, as well as non-Sudanese public institutions and individuals.  The Company’s non-US subsidiaries provide these clients with services typically provided by an advisor and broker, including providing advice and assistance in managing risk and negotiating and placing insurance risks with insurance or reinsurance markets around the world.  As we described in 2011, sometimes these services are provided to the client on a generalized, global basis without necessarily focusing on each specific country in which a given company may provide services or have a facility.  On some occasions this may include the Company’s non-US subsidiaries obtaining global insurance coverage or providing other services in connection with a company’s world-wide assets and employees and may incidentally include assets and/or employees in Sudan.  This could also include placing insurance with local insurance companies if required by local law and then providing reinsurance coverage to the local insurance company.

The Company’s non-US subsidiaries continue to engage in business of this type on behalf of non-Sudanese companies.  These activities are done solely for the purpose of servicing non-Sudanese clients and any such services are provided by non-US subsidiaries of the Company in accordance with applicable law.

In addition, where a client of one of the Company’s subsidiaries has a valid OFAC license from the United States government or is operating under an OFAC exemption, the Company’s US and non-US subsidiaries may place insurance from time to time on behalf of US clients that cover those clients’ risks in Sudan.  Such clients may be serviced by both the Company’s US and non-US subsidiaries in accordance with applicable law.

Finally, some of the Company’s non-US subsidiaries have clients that are non-Sudanese-owned or controlled businesses but which involve Sudanese individuals or entities that have a minority, non-controlling ownership or financial interests in those clients. All such business is handled by the Company’s non-US subsidiaries in accordance with applicable law.  The total revenue the Company’s non-US subsidiaries have earned in connection with this type of business since 2011 is approximately $895,000.  This amount constitutes less than 0.008% of the Company’s revenues from 2011 to June 30, 2014.

Syria

The Company does not maintain an office in Syria. In 2011, the Company explained that it had non-Syrian clients with insurable risks in Syria that could be covered under insurance policies the Company’s subsidiaries had placed on behalf of those non-Syrian companies.  The Company’s subsidiaries continue to have such clients and provide them with these types of services.  In addition, as we described in the 2011 letter, one of the Company’s non-US subsidiaries is a wholesale insurance broker placing into the London market. One client of that wholesaler is an unaffiliated Italian insurance broker who places a marine policy on behalf of a client of the Italian broker. The Italian broker’s client may be Syrian-owned. Consistent with insurance market practice, and as a matter of contract law, the originating Italian broker is the Company’s client, not the underlying insured.  The Company’s non-US subsidiary deals only with the Italian insurance broker, not the underlying insured.  This arrangement has been in place since July 2007 and since August 2011, the Company has earned a total of approximately $116,000 in commission from the Italian broker.

In addition, the Company’s subsidiaries provide to non-Syrian businesses and individuals the types of service that they provide to non-Sudanese clients and individuals (described in the Company’s letter of 2011) which may cover risks and/or operations of non-Syrian clients and individuals in Syria (e.g., providing services to a non-Syrian client on a generalized, global basis without necessarily focusing on each specific country in which a given company may provide services or have a facility; obtaining global insurance coverage or providing other services in connection with a company’s assets and employees around the world which may incidentally include assets and/or employees in Syria; and/or placing insurance with local insurance companies if required by local law and then providing reinsurance coverage to the local insurance company).

While the Company generally avoids providing any services to Syrian-owned clients, in 2012, the Company became aware that one of its non-US reinsurance subsidiaries placed treaty reinsurance on behalf of a Syrian insurance company in 2010, which was renewed in 2011 and 2012. That company is not an SDN and the reinsurance placements were made in accordance with all applicable law. Because of its general view not to do business with Syrian-owned companies, in 2012, the Company’s non-US reinsurance subsidiary resigned from the account, and the Syrian reinsurance company is no longer a client of any of the Company’s subsidiaries. The total revenue since 2011 from this Syrian insurance company was $11,149, less than 0.0009% of the Company’s revenues from 2011 through June 30, 2014. In addition, in 2013, the Company’s non-US reinsurance subsidiary processed a single claims payment under one of these treaties for an automobile claim in the amount of $2,682. This payment was processed in accordance with all applicable law.

In addition, where a client of one of the Company’s subsidiaries has a valid OFAC license from the United States government or is operating under an OFAC exemption, the Company’s US and non-US subsidiaries may place insurance from time to time on behalf of US clients that cover those clients’ risks in Syria.  Such clients may be serviced by both the Company’s US and non-US subsidiaries in accordance with applicable law.

All of the foregoing business activities are provided in accordance with applicable law.

Al-Futtaim Willis

Al-Futtaim Willis (AFW) is a joint venture between the Company and the Al-Futtaim Group in which the Company has a 49% ownership interest.1 AFW is not included within the Company’s consolidated financial statements. AFW does not have operations in either Syria or Sudan, nor does AFW have Syrian-owned or Sudanese-owned governmental or non-governmental clients. Other than what it knows secondhand as reported on Al-Futtaim Group’s website, the Company has no knowledge of any business Al-Futtaim Group’s other companies may have in Syria or Sudan or with Syrian-owned or Sudanese-owned businesses. To the extent other members of the Al-Futtaim Group may have any Syrian or Sudanese-related business, neither AFW nor the Company derives any revenue from such business nor any other business from the operations of other Al-Futtaim Group companies.

Like the Company (as described above), AFW may have non-Syrian and non-Sudanese clients to whom it provides insurance services on a generalized, multinational basis without necessarily focusing on each specific country in which a given company may provide services or have a facility. On some occasions this may include AFW obtaining global insurance coverage or providing other services in connection with a company’s world-wide assets and employees and may incidentally include assets and/or employees in Sudan and Syria. This could also include placing insurance with local insurance companies if required by local law and then providing reinsurance coverage to the local insurance company. These activities would be done solely for the purpose of servicing non-Sudanese and non-Syrian clients and any such services would be provided in accordance with applicable law.

Gras Savoye

As disclosed in our Form 10-K for the year ended December 31, 2013, the Company owns a 30% interest in Gras Savoye (GS) and does not exercise management control over it. GS is not included within the Company’s consolidated financial statements. Moreover, the Company is not aware of the existence nor extent of GS’s dealings, if any, in Sudan and Syria. Considering its lack of ownership or control of GS, the Company does not view any dealings GS has in those countries as indirect (much less direct) business of the Company. Additionally, in no year since 2011 has the Company’s interest in earnings from GS exceeded 4% of the Company’s net income. As the Company disclosed in its most recent 10-K, the Company has the option to buy GS in 2016. To the extent the Company seeks to move forward with its purchase option, the Company will conduct appropriate due diligence into, among other things, sanctions compliance and will take appropriate action as necessary to ensure compliance with all applicable law. The Company notes, however, that GS has informed the Company that it complies with all applicable sanctions regimes and has an attorney in its legal department dedicated to sanctions compliance.

2.
Comment:  Please discuss the materiality of any contacts with Sudan and Syria described in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated

____________________
1 According to its website, Al-Futtaim Group operates more than 40 companies which bear the Al-Futtaim name. http://www.al-futtaim.ae/content/mainFull.asp.

revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response:

The Company has considered both quantitative and non-quantitative factors, such as the impact of such business activities on the Company’s reputation and share value, with respect to its business activities in Sudan and Syria, as described above. The activities are not quantitatively material to the financial statements of the Company and we do not believe these activities are likely to be viewed by investors as qualitatively material. From 2001 through present, the Company’s shares have traded on The New York Stock Exchange. In addition, as of June 30, 2014, over $2.3 billion in principal amount of debt securities of the Company and its subsidiaries are widely held by a variety of institutional and individual investors. Given the limited amount of revenues generated by the Company which could be attributed to any risks associated with Sudan and Syria (including indirectly as a result of the Company’s 30% interest in Gras Savoye, and 49% interest in Al-Futtaim Willis), and, as described, given the indirect nature of the insurance brokerage services the Company’s non-US subsidiaries provide to non-Sudanese and non-Syrian clients related to Sudan and Syria , the Company believes that investors are not likely to view this as important in making an investment decision regarding the Company's securities.

The Company is aware of the legislation and guidelines referred to by the Staff that have been adopted by certain states and organizations permitting or requiring divestment from, or reporting of interest in, companies that do business with certain US designated state sponsors of terrorism. We do not believe that such legislation has, to date, had a material impact on our reputation or share value. We will continue to monitor the status of this legislation, as well as legislation proposed, but not yet enacted by several other states, and whether it may have any material impact on the Company and its security holders.

It is the Company's practice to consult with and obtain legal advice from outside counsel experienced in matters of United States law relating to sanctions, embargoes and similar restrictions regarding countries that may be viewed as state sponsors of terrorism or be otherwise subject to trade restrictions.

Item 8 – Financial Statements and Supplementary Data
Notes to the Consolidated Financial Statements
30. Financial Information for Parent Guarantor, Other Guarantor Subsidiaries and Nonguarantor Subsidiaries, page 143

3.	Comment: Please provide us a robust chronology of the circumstances that caused and led to the discovery of the errors described in Notes 30 through 32. Further,

please elaborate on any internal control deficiencies that allowed the misapplication of certain accounting provisions to prevail over time and explain whether these amounted to a material weakness.

Response:

In response to the Staff’s comment, the Company has provided below a chronology of the circumstances that caused and led to the adjustments described in Notes 30 through 32. With respect to the Staff’s request for the Company to elaborate on whether there were any internal control deficiencies that allowed the misapplication of certain accounting provisions to prevail over time and for the Company’s considerations as to whether or not they amounted to a material weakness, we refer the Staff to the Company’s response to Comment 4.

Prior to the Fourth Quarter of 2013, Notes 30 through 32 (the “Guarantor Footnotes”) were compiled manually and in isolation from the remaining footnotes, which are generally system driven and tied directly through to the general ledger. In particular, sub-consolidations in the Guarantor Footnotes were performed manually as the Company’s financial accounting system did not produce information to facilitate presentation and consolidation at the guarantor and non-guarantor levels.  Additionally, the Guarantor Footnotes were prepared and reviewed based on the Company’s documented policy which represented the Company’s interpretation of Rule 3-10 of Regulation S-X (“Rule 3-10”).

During the Fourth Quarter of 2013, the Company fully implemented and leveraged a new consolidation tool to enhance financial reporting and create efficiencies in preparing the Guarantor Footnotes. The consolidation tool, which was implemented to enhance and support existing controls over financial reporting and was not considered a material change in the Company’s internal controls over financial reporting, interfaced with the general ledger and provided the Company with greater flexibility and transparency into underlying transactions at the guarantor and non-guarantor level, including an ability to automate a significant portion of the Guarantor Footnotes preparation. The transparency which this tool provided the Company into underlying transactions highlighted certain inconsistencies in presentation and classification within the Guarantor Footnotes, prompting the Company to undertake a comprehensive review of both the Guarantor Footnotes themselves, and also the related documented policy.  Such a review included discussions with the Company’s auditors, consideration of all relevant guidance and a review of other public company Rule 3-10 disclosures. The exercise was finalised in January 2014 and resulted in the Company restating the Guarantor Footnotes in the December 31, 2013 Form 10-K.

In evaluating whether the restatement indicated a deficiency in the Company’s internal controls over financial reporting, the Company evaluated the root cause of the errors, concluding that they arose as a direct consequence of the mis-interpretation of US GAAP within the context of Rule 3-10, which requires standalone presentation of guarantor and non-guarantor financial results in accordance with US GAAP with certain exceptions. In particular, prior to the Fourth Quarter of 2013:

■	Sub-consolidation and push down accounting for goodwill

The Guarantor Footnotes were prepared using the consolidating schedules (supporting the Form 10-K) with the appropriate information extracted and de-consolidated through a one-line entry to record the activity under the equity method of accounting. However, this process did not reflect standalone activity under US GAAP (including pushdown accounting for goodwill and the elimination of investments in subsidiaries where applicable) for each of the columns Willis Group Holdings, The Other Guarantors, The Issuer and Other (collectively, “the Columns”) as required by Rule 3-10.

■	Reduction to equity method investments for dividends received from subsidiaries

Dividends received from subsidiaries were presented gross within investment income from group undertakings, rather than as an adjustment to the carrying value of the investment.

■	Gross presentation of intercompany items

Intercompany balances reflected in each of the Columns were presented net without consideration of the right of setoff, the appropriate classification or the appropriate elimination on a standalone basis reflected in the reported Columns.

Item 9A – Controls and Procedures, page 197

4.
Comment:  Please tell us what consideration was given to management’s assessment at December 31, 2013 and at dates before then during 2011, 2012 and 2013 of the effectiveness of disclosure controls and procedures and internal control over financial reporting in light of the restatement discussed in Notes 30 through 32. Explain why you believe both disclosure controls and procedures and internal controls over financial reporting were effective at those dates in light of the errors and why no modifications to the disclosures contained in management’s report, including any material changes made to ICFR, were required.

Response:

The Company respectfully advises the Staff that, in light of the identified restatements, it reconsidered its internal control over financial reporting and disclosure controls and procedures prior to filing the Company’s Form 10-K for Fiscal Year Ended December 31, 2013, as at December 31, 2013 and at dates before then during 2011, 2012 and 2013, and determined them to be effective.

As discussed in the Company’s response to Comment 3, the Guarantor Footnotes were restated to reflect the mis-interpretation of US GAAP within the context of Rule 3-10 in three areas (see the Company’s response to Comment 3 for further details).   In light of these errors, the Company concluded that controls over the review and preparation of the Guarantor Footnotes specifically, had not operated effectively in prior periods.

Having made this determination, the Company then considered whether the control deficiency identified in relation to the Guarantor Footnotes constituted a material weakness (in prior periods, given that, as at December 31, 2013 the control deficiency had been remediated).  The reassessment focused on whether there was a reasonable possibility that a material misstatement of the

Company’s annual or interim financial statements would not have been prevented or detected on a timely basis. In performing this evaluation, the Company utilized the guidance in Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports (Release Nos. 33-8238; 34-47986; IC-26068; June 5, 2003), which stated that the final rules “preclude management from determining that a company’s internal control over financial reporting is effective if it identifies one or more material weaknesses in the company’s internal control over financial reporting.”  The Company further used the guidance provided in Amendments to Rules Regarding Management’s Report on Internal Control Over Financial Reporting (Release Nos. 33-8809, 34-55928, FR-76; File No. S7-24-06; June 20, 2007) that defines a material weakness “as a deficiency, or a combination of deficiencies, in ICFR such that there is a reasonable possibility that a material misstatement of the registrant’s annual or interim financial statements will not be prevented or detected on a timely basis.”

In connection with the Company’s reassessment, the Company determined that the potential impact from the failure of the control was limited to the Columns presented in the Guarantor Footnotes due to the mis-interpretation of US GAAP within the context of Rule 3-10. The adjustments identified related specifically to the Guarantor Footnotes rather than representing a failure of internal controls over the preparation and review of the financial statements and footnotes as a whole.  The Company modified the policy related to the preparation of the Guarantor Footnotes so that each of the Columns was reported under US GAAP on a standalone basis as required by Rule 3-10.  Accordingly, the control related to the review of the Guarantor Footnote was redesigned in light of the exercise discussed above (see response to Staff Comment 3).

The preparation of the consolidated financial statements, including all footnotes excluding the Guarantor Footnotes, continue to be subject to review controls based on appropriate US GAAP based policies, that are designed and have operated effectively throughout all prior reporting periods.  The Company determined that the deficiency relates solely to the Guarantor Footnotes since the other footnotes (i) generally, do not require additional interpretation of the Commission’s rules, (ii) there has historically been an automated process related to their preparation and review, and (iii) there has been no history of errors or control deficiencies related to these footnotes. Further the adjustments and the control deficiency identified related solely to the  mis-interpretation of US GAAP within the context of Rule 3-10 in three areas (see the Company’s response to Comment 3 for further details).

The Company believes that there are qualitative factors that indicate that the adjustments to the Guarantor Footnotes are not material, including that such adjustments do not affect the Company’s consolidated financial statements, the Company’s compliance with debt covenant requirements, nor the financial metrics followed by analysts.  The Company reassessed the reasonable possibility that a material misstatement could have occurred using the guidance put forth in Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934  (Release Nos. 33-8810; 34-55929; FR-77; File No. S7-24-06).  The guidance describes risk factors that affect whether there is a reasonable possibility that a deficiency, or a combination of deficiencies, will result in a misstatement of a financial statement amount or disclosure. These factors include, but are not limited to, the following:

●	The nature of the financial reporting elements involved (for example, suspense accounts and related party transactions involve greater risk)

The Company determined that only the Guarantor Footnotes were impacted by the deficiency. The Company does not believe that the nature of the Guarantor Footnotes involves greater risk as it does not affect the consolidated financial statements, the Company’s compliance with debt covenant requirements, nor the financial metrics followed by analysts.

●	The susceptibility of the related asset or liability to loss or fraud (that is, greater susceptibility increases risk)

The Company determined there were no indications of fraud by any party in the preparation or review of the Guarantor Footnotes and that the Guarantor Footnotes were not susceptible to fraud since they did not impact the debt covenant requirements, the financial measures used by analysts that follow the Company, nor the determination of management’s compensation.

●
The subjectivity, complexity, or extent of judgment required to determine the amount involved (that is, greater subjectivity, complexity, or judgment, like that related to an accounting estimate, increases risk)

The preparation of the Guarantor Footnotes does not require subjectivity or judgment as it is a calculation utilizing amounts previously recorded in the general ledger.

●	The interaction or relationship of the control with other controls, including whether they are interdependent or redundant

The Guarantor Footnotes are prepared via a unique process and independently of the other footnotes included in the Company’s consolidated financial statements. The deficiency in the control over the Guarantor Footnotes did not affect the ability of the other controls to operate effectively.

●	The interaction of the deficiencies (that is, when evaluating a combination of two or more deficiencies, whether the deficiencies could affect the same financial statement amounts or disclosures)

The identified deficiency relates solely to the preparation and review of the Guarantor Footnotes. There were no other deficiencies noted related to financial reporting which were aggregated with the deficiency discussed herein.

●	The possible future consequences of the deficiency

The possible future consequences are limited given that the deficiency is limited to the Guarantor Footnotes.

Factors that affect the magnitude of the misstatement that might result from a deficiency or deficiencies in internal control over financial reporting include, but are not limited to, the following: (i) the financial statement amounts or total of transactions exposed to the deficiency, and (ii) the volume of activity in the account balance or class of transactions exposed to the deficiency that has occurred in the current period or that is expected in future periods.

The deficiency identified relates only to the preparation and review of the Guarantor Footnotes. There is otherwise no change in the consolidated financial statements. The misstatements do not affect the income statement, balance sheet, statement of equity or statement of cash flows of the consolidated entity (nor the segments of the entity).  Consequently, there is no impact on earnings trends or analysts’ expectations.  Similarly, the misstatements would not have changed a loss into income and neither have they impacted management’s compensation. In evaluating whether there could be a reasonable possibility that a material misstatement would not have been prevented or detected on a timely basis, the Company noted that the adjustments related to sub-consolidation and push down accounting for goodwill, reduction to equity method investments for dividends received from subsidiaries and gross presentation of intercompany activity are relatively consistent period over period and we do not believe that the amounts could have been significantly larger.

Our reassessment of the control also followed the considerations outlined in Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 to evaluate the severity of a control deficiency.  Our consideration of the indicators of material weaknesses in internal control over financial reporting, as presented in the guidance, is presented below:
●	Identification of fraud, whether or not material, on the part of senior management

There were no indications of fraud by any party in the preparation of the Guarantor Footnotes.

●	Restatement of previously issued financial statements to reflect the correction of a material misstatement

As disclosed in the Guarantor Footnotes the Company restated previously issued financial disclosures to correct the identified misstatements.  While the restatement of previously issued financial statements to reflect a correction of an error is an indicator that a material weakness exists, the Company concluded that the actual impact of the restatement was not material to the Company’s consolidated financial statements and would not have caused a reader or investor to be misled.

●
Identification by the auditor of a material misstatement of financial statements in the current period in circumstances that indicate that the misstatement would not have been detected by the company’s internal control over financial reporting

The auditors did not identify a material misstatement.

●	Ineffective oversight of the company’s external financial reporting and internal control over financial reporting by the company’s audit committee

The Company’s analysis did not indicate that the Audit Committee oversight was ineffective.

After consideration of the above factors, the Company concluded that the deficiency in internal control over financial reporting did not result in a reasonable possibility that a material misstatement would not be prevented or detected on a timely basis. Based on the quantitative and qualitative factors discussed above, in the context of the Company’s consolidated financial statements, the

Company does not believe this disclosure gives rise to a reasonable possibility that the potential impact could have been material and accordingly, as part of the Company’s reassessment, the Company concluded that our internal control over financial reporting was effective as of December 31, 2013 and as of dates before then during 2011, 2012 and 2013.

Further to the Company’s reassessment of internal controls over financial reporting, outlined above, the Company also reassessed whether the accounting adjustments in the Guarantor Footnotes discussed above impacted on previous disclosures regarding the effectiveness of the Company’s disclosure controls and procedures.   As part of this re-evaluation of the overall effectiveness of disclosure controls and procedures in light of the accounting adjustments, the Company carefully considered a number of factors, including: established Commission guidance on such disclosure controls and procedures; the overall design of the Company’s disclosure controls and procedures; and the nature of the accounting adjustments, including the Company’s determination that such adjustments, in the aggregate, did not result in a material weakness in internal controls over financial reporting.  In weighing all of these factors in light of the definition of disclosure controls and procedures set forth in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company continues to believe that the its disclosure controls and procedures were effective as of the end of those quarterly periods during which the accounting errors occurred.

Rule 13a-15 of the Exchange Act requires issuers to maintain disclosure controls and procedures and requires each issuer’s management to evaluate the effectiveness of the issuer’s disclosure controls and procedures as of the end of each fiscal quarter. We note that the definition in Rule 13a-15(e) provides that “controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” As it relates to the disclosure in the Guarantor Footnotes, the accounting adjustments did not stem from the failure of controls allowing for the information to be communicated to management and disclosed in the Company’s SEC filings.  The accounting adjustments in the Guarantor Footnotes resulted from the mis-interpretation of US GAAP within the context of Rule 3-10.   In addition, the accounting errors, as discussed above, were determined by the Company to be immaterial, and, in the aggregate, did not constitute a material weakness in internal controls over financial reporting.

In the Adopting Release for Rule 13a-15 (Certification of Disclosure, SEC Release No. 33-8124; 34-46427, August 29, 2002), the Commission noted that the Rule 13a-15 “require[s] an issuer to maintain disclosure controls and procedures to provide reasonable assurance that the issuer is able to record, process, summarize and report the information required in the issuer’s Exchange Act reports.”  The Company’s management does not expect that their disclosure controls and procedures or its internal control over financial reporting will prevent or detect all errors.  In addition, the Company believes that any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met.  No controls can provide absolute assurance that misstatements due to error will not occur.   Accordingly, the Company believes that its disclosure controls and procedures, even when effective, may not prevent all errors, including accounting errors resulting from the inaccurate application of accounting principles.

For the reasons stated, and given the particular facts and circumstances, management has confirmed its initial determination that the Company’s disclosure controls and procedures were effective at December 31, 2013 and as of dates before then during 2011, 2012 and 2013.

*   *   *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (011) 44-20-3124-7516 with any questions or further comments.

Sincerely,

/s/ John Greene

John Greene
Group Chief Financial officer

cc:       Tabatha McCullom
Lisa Vanjoske